# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Grindr Inc., CIK 0001820144
CUSIP: 39854F119
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 50 N. SAN VICENTE BLVD., SUITE RE 1400, WEST HOLLYWOOD, California (CA), 90069
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001937262

## Reporting persons
- James Fu Bin Lu: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 17,419,328; sole dispositive power 0; shared dispositive power 17,419,328; aggregate amount beneficially owned 17,419,328 (9.8% of the class)
  Comment: The reported percentage is calculated based on 177,725,977 shares of Common Stock of the Issuer outstanding as of May 6, 2026, as reported on Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 8, 2026.
- Longview Capital Group Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 17,419,328; sole dispositive power 0; shared dispositive power 17,419,328; aggregate amount beneficially owned 17,419,328 (9.8% of the class)
  Comment: The reported percentage is calculated based on 177,725,977 shares of Common Stock of the Issuer outstanding as of May 6, 2026, as reported on Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 8, 2026.
- Longview Grindr Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 17,419,328; sole dispositive power 0; shared dispositive power 17,419,328; aggregate amount beneficially owned 17,419,328 (9.8% of the class)
  Comment: The reported percentage is calculated based on 177,725,977 shares of Common Stock of the Issuer outstanding as of May 6, 2026, as reported on Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 8, 2026.

## Item 1. Issuer
Name of issuer: Grindr Inc.
Address of issuer's principal executive offices: 750 N. San Vicente Blvd., Suite RE 1400, West Hollywood, CALIFORNIA , 90069.

## Item 2. Person Filing
Name of person filing:
This Statement is filed by the entities and individuals listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) James Fu Bin Lu ("Mr. Lu")
(ii) Longview Capital Group Limited ("Longview")
(iii) Longview Grindr Holdings Limited ("Longview Grindr")"
Address of principal business office or, if none, residence: The principal business address of the Reporting Persons is c/o Longview Grindr Holdings Limited, 428 East Street Ste E, Grinnell, IA 50112.
Citizenship: See responses to row 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to row 9 on each cover page.

The reported securities include 4,455 shares of the Issuer's Common Stock beneficially owed by Mr. Lu, and 17,414,873 shares of Common Stock beneficially owned by Longview Grindr and Longview. Mr. Lu, as sole equityholder in Longview, which is the sole equityholder in Longview Grindr, has sole power to vote or direct the vote of (and sole power to dispose or direct the disposition of) the reported securities.

Such calculations are based upon 177,725,977 shares of Common Stock of the Issuer outstanding as of May 6, 2026, as reported on Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 8, 2026.

The filing of this Statement shall not be construed as an admission that any of the Reporting Persons is, for purposes of Section 13(d) or 13(g) of the Act or for any other purpose, the beneficial owner of any securities (other than the securities directly held by such Reporting Person) covered by this Statement.
Percent of class: See responses to row 11 on each cover page.
Sole power to vote or to direct the vote: See responses to row 5 on each cover page.
Shared power to vote or to direct the vote: See responses to row 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to row 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to row 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement, dated as of February 27, 2026 incorporated herein by reference.

## Signatures
- James Fu Bin Lu: James Fu Bin Lu, James Fu Bin Lu (05/12/2026)
- Longview Capital Group Limited: James Fu Bin Lu, James Fu Bin Lu, Member (05/12/2026)
- Longview Grindr Holdings Limited: James Fu Bin Lu, James Fu Bin Lu, Director (05/12/2026)